

July 13, 2011

Via E-mail
Paul M. Parrish
Chief Financial Officer
S1 Corporation
705 Westech Drive
Norcross, GA 30092

> **Re:** **S1 Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 000-24931**

Dear Mr. Parrish:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Comparison of 2010 to 2009

Operating (loss) income, page 23

1. We note that you discuss changes in operating (loss) income without providing separate discussions of major expense categories such as cost of revenues and product development. Please tell us how you considered providing additional headings to assist readers in following the flow of, or otherwise assist in understanding the variability in, your results of operations. Please refer to Section III.A of SEC Release 33-8350.

2.   We further note that you sometimes refer to two or more factors underlying a material variance without providing a detailed explanation or quantification of the relative significance of each factor. For example, in your discussion of operating losses in the Banking: Community FI segment, you indicate that the "operating loss increased $5.5 million in 2010 as compared to 2009 due mainly to product development and professional services costs incurred in connection with migrating customers to a new platform." Please provide us with a more robust explanation and quantify the amount each factor contributed to the overall decrease. Please refer to Section III.B.3 of SEC Release 33-8350.

Liquidity and Capital Resources

Operating activities, page 25

3.   We note that while you include a discussion of unbilled receivables, you do not explain the $20 million decrease in accounts receivable which appears to be a major factor in the overall increase in cash flow from operating activities. Please tell us and revise future filings to disclose the reason(s) underlying significant changes in working capital items such as accounts receivable. Please refer to Section IV.B.1 of SEC Release 33-8350.

Cash requirements, page 27

4.   We note from disclosure on page 59 that you "have not provided for U.S. federal income and withholding taxes on $14.3 million of [y]our foreign subsidiaries' undistributed earnings as of December 31, 2010, because such earnings are intended to be indefinitely reinvested in [y]our foreign operations." Please tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Valuation and recoverability of long-lived assets, including goodwill, page 30

5.   We note that you have recorded no impairment charges during the three years ended December 31, 2010 and "a 10% decrease in the fair value of any of [y]our reporting units would not trigger an impairment of the carrying value of [y]our goodwill." To the extent that the fair values of your reporting units are not substantially in excess of their carrying values as of your most recent step one tests pursuant to ASC 350-20-35, we believe your disclosures should include the following in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to each reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit(s) is not at risk of failing step one please disclose this is future filings.

Consolidated Financial Statements

Note 10. Commitments, Contingencies and Debt Obligations

Litigation, page 53

6.   We note your disclosure regarding the legal proceeding the company is involved in. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Note 12. Income Taxes, page 56

7.   We note the impact your international operations have had on your reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to (loss) income before income tax expense. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure if any of the reconciling items in this line item is greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Please see Rule 4-08(h)(2) of Regulation S-X.

Note 18. Quarterly Financial Information (unaudited), page 63

8.   We note that you do not disclose gross profit, or alternatively, cost of revenues. Please tell us how your disclosure complies with Item 302(A)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief